February 13, 2008

VIA EDGAR

Eduardo Aleman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: BCD Semiconductor Manufacturing Limited

Dear Mr. Aleman:

BCD Semiconductor Manufacturing Limited hereby requests the withdrawal of the registration statement withdrawal (Form RW) filed on February 12, 2008 in connection with File No. 333-148893. The filing was miscoded as Form RW rather than the proper coding as Correspondence (Form CORRESP). A proper Form CORRESP has now been filed via EDGAR.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at 650-354-4145.

Best regards,

/s/ Jonathan S. Krueger
Jonathan S. Krueger
Counsel for Registrant

cc:	Don Williams
Steve Bernard
Wilson Sonsini Goodrich & Rosati, P.C.